Exhibit 99.1

31 March 2022

CAZOO SECURES €50 MILLION ASSET BACKED SECURITISATION WITH BNP PARIBAS

●	Asset backed securitisation secured for subscription business in Germany & France
●	Will accelerate the expansion of Cazoo’s subscription platform across Europe
●	Ability to increase funding requirement and markets in line with growth

Cazoo (www.cazoo.com), Europe’s leading online car retailer, which makes buying and selling a car as simple and seamless as ordering any other product online, today announced that it has secured a €50 million asset-backed securitisation facility with BNP Paribas for its subscription business in both Germany and France.

The deal with BNP Paribas will allow Cazoo to enhance its capital-efficiency and accelerate the expansion of its car subscription platform in Europe. The facility has been designed with the ability to easily increase the funding requirement and add additional markets in the future, in line with the growth of Cazoo.

Cazoo subscriptions will be available as a payment option on hundreds of new and nearly new cars in stock offering a flexible alternative to car ownership with an all-inclusive single monthly subscription payment which includes the car, insurance, maintenance, service and tax. The subscriber just needs to add fuel or charge the battery.

Cazoo was founded in 2018 by renowned British entrepreneur Alex Chesterman and has already sold over 60,000 cars in the UK since its launch as consumers have embraced the selection, value, transparency and convenience of buying used cars fully online.

Cazoo has grown its team to over 4,250 across the UK, France, Germany, Spain, Italy and Portugal, and has been one of the fastest growing businesses in Europe. Over the past two years, it has been pioneering the shift to online car buying, and recently listing on the NYSE in August 2021, and has raised over $1.4bn to build out its brand and infrastructure as it looks to continue to transform the car buying and selling experience across the UK and Europe.

Abhishek Roy, EU Managing Director of Cazoo: “We are already the market leader in consumer car subscriptions in Europe with around 10,000 active subscribers and we expect this to grow as we roll out our subscription product across Europe. The facility with BNP Paribas gives us access to financing at very attractive rates and is an important next step to enable us to continue offering consumers the best car subscription service across Europe.”

Liane Santenero, Head of Large & Midcap Corporate Coverage, Corporate & Institutional Banking, BNP Paribas Germany: “As a first for the car subscription business, this securitisation was designed to be evolutive, scalable and deliver stability over the long term. We are proud to support Cazoo in this landmark transaction as they continue to demonstrate strong growth across Germany and France. ”

Linklaters LLP was acting as legal counsel to Cazoo in connection with the transaction, while Hogan Lovells International LLP advised BNP Paribas and served as drafting counsel.

-Ends-

For more information:
Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

About Cazoo – www.cazoo.com
Our mission is to transform the car buying and selling experience across the UK & Europe by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell, finance or subscribe to a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE, is backed by some of the leading technology investors globally and is publicly traded (NYSE: CZOO).

About BNP Paribas
BNP Paribas is the European Union’s leading bank and key player in international banking. It operates in 65 countries and has nearly 190,000 employees, including nearly 145,000 in Europe. The Group has key positions in its three main fields of activity: Commercial, Personal Banking & Services for the Group’s commercial & personal banking and several specialised businesses including BNP Paribas Personal Finance and Arval ; Investment & Protection Services for savings, investment and protection solutions ; and Corporate & Institutional Banking, focused on corporate and institutional clients. Based on its strong diversified and integrated model, the Group helps all its clients (individuals, community associations, entrepreneurs, SMEs, corporates and institutional clients) to realise their projects through solutions spanning financing, investment, savings and protection insurance. In Europe, BNP Paribas has four domestic markets: Belgium, France, Italy and Luxembourg. The Group is rolling out its integrated commercial & personal banking model across several Mediterranean countries, Turkey, Eastern Europe as well as via a large network in the western part of the United States. As a key player in international banking, the Group has leading platforms and business lines in Europe, a strong presence in the Americas as well as a solid and fast-growing business in Asia-Pacific.
BNP Paribas has implemented a Corporate Social Responsibility approach in all its activities, enabling it to contribute to the construction of a sustainable future, while ensuring the Group's performance and stability.